Exhibit 12
MGIC INVESTMENT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except for ratio data)

	Year ended December 31,
	2009	2008	2007	2006	2005

(Loss) income before taxes and equity investees	$(1,765,053)	$(947,639)	$(2,234,654)	$525,328	$656,493

Distributions from equity investees	—	22,204	51,512	150,549	144,161

Net (loss) earnings	(1,765,053)	(925,435)	(2,183,142)	675,877	800,654

Fixed charges:
Interest expense (2)	65,485	65,659	41,130	38,473	39,905
Amortization of debt expense	23,781	15,415	856	875	1,186
Rent expense (1/3) (reasonable approximation of the interest factor)	3,531	4,074	3,888	3,624	3,694

Total fixed charges	92,797	85,148	45,874	42,972	44,785

Net (loss) earnings and fixed charges	$(1,672,256)	$(840,287)	$(2,137,268)	$718,849	$845,439

Ratio of net (loss) earnings and fixed charges to fixed charges	(1)	(1)	(1)	16.7	18.9

(1)	Total earnings were insufficient to cover fixed charges by $1.8 billion, $925.4 million and $2.2 billion in 2009, 2008 and 2007, respectively. Total losses for 2009 included an approximately $1.8 billion increase in net loss reserves. Total losses for 2008 included an approximately $1.9 billion increase in net loss reserves. Total losses for 2007 included an approximately $1.5 billion increase in net loss reserves and approximately $1.2 billion associated with establishing a premium deficiency reserve on our Wall Street bulk transactions. The loss before taxes and equity investees for 2007 excludes a $466 million impairment of our entire interests in C-BASS.

(2)	Interest expense excludes interest on uncertain tax positions.